Commission File Number 001-31914

Exhibit 99.1

ANNOUNCEMENT ON SUPPLEMENTARY INFORMATION

REGARDING THE COMPENSATION OF DIRECTORS, SUPERVISORS AND SENIOR

MANAGEMENT MEMBERS IN 2016

China Life Insurance Company Limited (the “Company”) has disclosed the information regarding the compensation of Directors, Supervisors and Senior Management members of the Company in its 2016 Annual Report on a preliminary basis. Information regarding their final compensation in 2016 is reported as follows:

Unit: RMB ten thousand

		Basic annual	Annual performance	Total		Welfare (including benefits and contribution by the employer to social insurances, housing provident fund and enterprise	Total		The actual payment in 2016 (before
					Including: deferral			Including: deferral
Name	Position	salary	bonus	salary	payment	annuity fund)	(before tax)	payment	tax)
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Yang Mingsheng	Chairman and Executive Director	—	—	—	—	—	—	—	—
Lin Dairen	Executive Director and President	140.00	140.00	280.00	84.00	24.56	304.56	84.00	220.56
Xu Hengping	Executive Director and Vice President	113.40	113.40	226.80	68.04	24.48	251.28	68.04	183.24
Xu Haifeng	Executive Director and Vice President	113.40	113.40	226.80	68.04	24.18	250.98	68.04	182.94
Miao Jianmin	Non-executive Director	—	—	—	—	—	—	—	—
Wang Sidong	Non-executive Director	—	—	—	—	—	—	—	—
Liu Jiade	Non-executive Director	—	—	—	—	—	—	—	—
Chang Tso Tung Stephen	Independent Director	25.00	7.00	32.00	—	—	32.00	—	32.00

		Basic annual	Annual performance	Total		Welfare (including benefits and contribution by the employer to social insurances, housing provident fund and enterprise	Total		The actual payment in 2016 (before
					Including: deferral			Including: deferral
Name	Position	salary	bonus	salary	payment	annuity fund)	(before tax)	payment	tax)
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Robinson Drake Pike	Independent Director	25.00	7.00	32.00	—	—	32.00	—	32.00
Tang Xin	Independent Director	20.83	5.84	26.67	—	—	26.67	—	26.67
Leung Oi-Sie Elsie	Independent Director	12.50	2.50	15.00	—	—	15.00	—	15.00
Miao Ping	Chairman of the Supervisory Committee	114.80	114.80	229.60	68.88	24.48	254.08	68.88	185.20
Shi Xiangming	Supervisor	57.16	78.65	135.81	—	30.03	165.84	—	165.84
Xiong Junhong	Supervisor	—	—	—	—	—	—	—	—
Zhan Zhong	Employee Representative Supervisor	59.36	100.70	160.06	—	30.45	190.51	—	190.51
Wang Cuifei	Employee Representative Supervisor	52.75	64.04	116.79	—	29.29	146.08	—	146.08
Li Mingguang	Vice President and Chief Actuary	113.40	113.40	226.80	68.04	24.64	251.44	68.04	183.40
Zhao Lijun	Vice President	56.70	56.70	113.40	34.02	12.22	125.62	34.02	91.60
Xiao Jianyou	Vice President	107.33	107.33	214.66	64.40	24.75	239.41	64.40	175.01
Zheng Yong	Board Secretary	105.00	105.00	210.00	63.00	32.47	242.47	63.00	179.47
Ruan Qi	Chief Information Technology Officer	24.50	24.50	49.00	14.70	8.60	57.60	14.70	42.90
Information regarding the compensation of Directors, Supervisors and Senior Management members who resigned or retired in 2016
Zhang Xiangxian	Non-executive Director	—	—	—	—	—	—	—	—
Anthony Francis Neoh	Independent Director	12.50	2.50	15.00	—	—	15.00	—	15.00
Huang Yiping	Independent Director	4.17	1.16	5.33	—	—	5.33	—	5.33
Yang Zheng	Vice President	65.33	65.33	130.66	39.20	14.05	144.71	39.20	105.51
Huang Xiumei	Financial Controller	16.33	16.33	32.66	9.80	3.05	35.71	9.80	25.91
TOTAL	/	/	/	/	/	/	/	/	2,204.17

Notes:

1.  The total compensation before tax in the above table refers to the total amount of compensation of Directors, Supervisors and Senior Management members of the Company for the year 2016 and includes the amount disclosed in the Company’s 2016 Annual Report.

2.  The compensation for Directors, Supervisors and Senior Management members of the Company is calculated based on their respective terms of office in 2016.

3.  The compensation for Directors and Supervisors of the Company in 2016 is subject to the approval at the 2017 Annual General Meeting of the Company.

4.  The Chairman of the Company received compensation from the controlling shareholder of the Company in accordance with the relevant regulations.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 22 March 2018

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie